Filed Pursuant to Rule 433

Registration No. 333-156724

FINAL TERM SHEET

Dated May 14, 2009

WAL-MART STORES, INC.

$1,000,000,000 3.20% Notes Due 2014

Name of Issuer:	Wal-Mart Stores, Inc.

Title of Securities:	3.20% Notes Due 2014 (the “Notes”)

Aggregate Principal Amount:	$1,000,000,000

Issue Price (Price to Public):	99.987% of principal amount

Maturity:	May 15, 2014

Coupon (Interest Rate):	3.20%

Benchmark Treasury:	U.S. Treasury 1.875% due April 30, 2014

Spread to Benchmark Treasury:	125 basis points

Benchmark Treasury Price and Yield:	99-20 1/4; 1.953%

Yield to Maturity:	3.203%

Interest Payment Dates:	May 15 and November 15 of each year, beginning on November 15, 2009

Interest Payment Record Dates:	May 1 and November 1 of each year

Redemption Provisions:	No mandatory redemption provisions

Wal-Mart may, at its option, redeem the Notes upon the occurrence of certain events relating to U.S. taxation

Sinking Fund Provisions:	None

Legal Format:	SEC registered

Net Proceeds to Wal-Mart (after underwriting discounts and commissions and before offering expenses):	$996,370,000

Settlement Date:	T + 5; May 21, 2009

Joint Book-Running Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
BBVA Securities Inc.
Wachovia Capital Markets, LLC

Selling Restrictions:	European Economic Area, United Kingdom, Hong Kong, Japan, Singapore

CUSIP:	931142 CQ4

ISIN:	US931142CQ45

Ratings: Ratings for Wal-Mart’s long-term debt securities: S&P, AA; Moody’s, Aa2; Fitch, AA; and DBRS, AA. Wal-Mart has applied for specific ratings for the Notes and expects that the ratings for the Notes will be the same as for Wal-Mart’s other long-term debt securities.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Notes to which this final term sheet relates have been registered by Wal-Mart Stores, Inc. by means of a registration statement on Form S-3 (SEC File No. 333-156724).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275, ext. 2663, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.

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